August 29, 2024

Howard W. Lutnick
Chief Executive Officer
Cantor Equity Partners I, Inc.
110 East 59th Street
New York, NY 10022

        Re: Cantor Equity Partners I, Inc.
            Amendment No. 1 to
            Draft Registration Statement on Form S-1
            Submitted August 20, 2024
            CIK No. 0002027708
Dear Howard W. Lutnick:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 26, 2024 letter.

Draft Registration Statement on Form S-1
Cover Page

1. Refer to prior comment 6. Please provide a cross reference to the compensation disclosure commencing on page 103 in the prospectus. Also, please provide clear cross references by reference to page numbers or otherwise.
Summary, page 1

2. Refer to prior comment 11. Please revise the conflicts of interest disclosure in the summary to address the conflicts of interest arising from the remuneration described on pages 8 and 9.
 August 29, 2024
Page 2

3. Please revise your summary as requested in prior comment 12 to describe the terms of repayment of the $1,750,000 in working capital loans.
Management, page 127

4. Refer to prior comment 19. Under Conflicts of Interest, please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination.
       Please contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Stuart Neuhauser, Esq.